Exhibit 99.1

PRESS RELEASE

MeaTech’s Belgian Subsidiary Establishes Stable and Unique
Avian Cell Line with Clear Upscaling Path

Peace of Meat’s cultured avian capabilities put the company on a clear path toward commercialization in the hybrid foods market

Rehovot, Israel, July 5, 2022 – MeaTech 3D Ltd. (Nasdaq: MITC) (“MeaTech”), an international deep-tech food company at the forefront of the cultured meat industry, is pleased to announce that Peace of Meat, the company’s Belgian wholly-owned subsidiary, has established a stable and unique avian cell line with a clear upscaling path.

Peace of Meat is a cultured avian company that develops 100% non-GMO cultured meat products that are microcarrier free. The company plans to commercialize its products in the emerging hybrid foods market through collaborations with the meat industry and with other alternative protein companies to produce a range of sustainable hybrid products that combine plant-based ingredients with cultured avian biomass.

In May 2022, Peace of Meat signed a joint development agreement with ENOUGH, a leader in the field of mycoprotein, a fungi-based fermented food ingredient. The initiative will combine Peace of Meat’s unique expertise in cultured avian development with ENOUGH’s cutting-edge mycoprotein ingredient to create game-changing hybrid alternative meat products.

In September 2021, Peace of Meat successfully produced 700 grams of cultured chicken fat biomass in a single production run. The company plans to establish a pilot plant and R&D facility in Belgium to begin scaled-up production in 2023. The plan includes the use of serum-free cell lines.

Peace of Meat was founded in August 2019, acquired by MeaTech 3D in 2021 for approximately $20 million, and has invested close to $7.5 million in cultured avian technology development.

Dirk Standaert, Peace of Meat’s Chief Executive Officer: “We are moving forward with a clear R&D and go-to-market strategy. We have established a superior cell platform for the industrialization of cultured meat products that allows us to develop tasty, nutritious cultured avian products made sustainably.”

Arik Kaufman, MeaTech’s Chief Executive Officer: “We are proud of Peace of Meat’s achievements and their accelerated path toward commercialization in the hybrid foods market, a sector with tremendous potential.”

View Peace of Meat’s one pager: https://meatech3d.com/events-presentations

About MeaTech
MeaTech 3D Ltd. is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “$MITC”. MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to the US.

MeaTech is developing a sustainable, slaughter-free solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts. The company’s approach to meat production and modular factory design will provide an alternative to industrialized animal farming with the potential to enhance food security, reduce carbon footprint, and minimize water and land usage.

For more information, please visit: https://meatech3d.com

Forward-Looking Statements
This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040